Pricing Supplement dated December 23, 2008
          to the Product Prospectus Supplement dated November 12, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                  $4,331,000

                              Royal Bank of Canada

                              Buffered Bullish Enhanced Return Notes
                              Linked to the S&P 500(R) Index, due July 17, 2009


     Royal Bank of Canada is offering the Buffered Bullish Enhanced Return Notes (the "Notes") linked to the performance of the underlying index named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008 describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                    Royal Bank of Canada ("Royal Bank")

Issue:                     Senior Global Medium-Term Notes, Series C

Underwriter:               RBC Capital Markets Corporation

Underlying Index:          The S&P 500(R) Index (the "Index")

Bloomberg Ticker:          SPX

Currency:                  U.S. Dollars

Minimum Investment:        $1,000, and $1,000 increments in excess thereof (the
                           "Principal Amount")

Pricing Date:              December 23, 2008

Issuance Date:             December 29, 2008

Initial Index Level:       863.16

Leverage Factor:           200% (subject to a cap)

Maximum Redemption         111% multiplied by the Principal Amount
Amount:

Cap:                       11% multiplied by the Initial Index Level

CUSIP:                     78008GXM9

Observation Dates:         The Final Valuation Date

Automatic Call:            Inapplicable

                           Automatic Call:            If, on any Observation
                                                      Date, the closing level of
                                                      the Index is greater than
                                                      the Call Barrier Level,
                                                      then the notes will be
                                                      automatically called for a
                                                      cash payment per note
                                                      equal to the Call Payment
                                                      Amount, payable on the
                                                      Call Settlement Date. (We
                                                      refer to the day upon
                                                      which the Automatic Call
                                                      occurred as the "Call
                                                      Date".)

                           Call Payment Amount:       Principal Amount +
                                                      (Principal Amount x Call
                                                      Coupon)

                           Call Monitoring Period:    Not Applicable

                           Call Barrier Level:        The Initial Index Level

                           Call Settlement Date:      The third business day
                                                      after the Call Date or, if
                                                      the Call Date is the Final
                                                      Valuation Date, the
                                                      Maturity Date subject to
                                                      postponement as described
                                                      under "General Terms of
                                                      the Bullish Buffered
                                                      Enhanced Return Notes -
                                                      Maturity Date."

Payment at Maturity (if    Payment at maturity will be based on the performance
held to maturity):         of the Index and will be calculated in the following
                           manner:

                           If, at maturity, the Final Index Level is greater than the Initial Index Level, then the investor will receive an amount equal to the lesser of:

                                1.  Principal Amount + ( Principal Amount x
                                    Leverage Factor x Percentage Change); and
                                2.  Maximum Redemption Amount

                           If the Final Index Level is less than or equal to the Initial Index Level, but not less than 80% of the Initial Index Level (the "Buffer Level"), in which case the Percentage Change will be less than 0% but not less than -20%, then, at maturity, the investor will receive their Principal Amount only.

                           If the Final Index Level is less than the Initial Index Level by more than -20% (the Final Index Level is less than 80% of the Initial Index Level), in which case the Percentage Change will be less than -20%, then, at maturity, the investor will receive a cash payment equal to:

                            Principal Amount + [(Principal Amount x (Percentage Change + Buffer Percentage)) x Downside Multiplier]

Percentage Change:         The Percentage Change, expressed as a percentage, is
                           calculated using the following formula:

                                  Final Index Level - Initial Index Level
                                  ---------------------------------------
                                             Initial Index Level

Final Valuation Date:      July 14, 2009, subject to extension for market and
                           other disruptions

Maturity Date:             July 17, 2009, subject to extension for market and
                           other disruptions

Term:                      Approximately Seven (7) Months

Final Index Level:         The closing level of the Index on the Final Valuation
                           Date

Buffer:                    Leveraged buffer

Downside Multiplier:       1.25% (1.25% decrease for every 1% decrease below the
                           buffer)

Buffer Percentage:         20%

Buffer Level:              690.53 (80% of  the Initial Index Level)

Principal at Risk:         These Notes are NOT principal protected. Investors in
                           these Notes may lose up to their entire Principal
                           Amount at maturity if there is a decrease in the Index Level from the Pricing Date to the Final
                           Valuation Date.

U.S. Tax Treatment:        The United States federal income tax consequences of
                           your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described in the following sentence. By purchasing a note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a prepaid cash-settled derivative contract for U.S.
                           federal income tax purposes.

Secondary Market:          RBC Capital Markets Corporation (or one of its
                           affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the principal amount of their notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt Securities --
                           Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in      All of the terms appearing above the item captioned
the Master Note:           "Secondary Market" on the cover page of this pricing
                           supplement and the terms appearing under the caption
                           "General Terms of the Bullish Buffered Enhanced
                           Return Notes" in the product prospectus supplement, as modified by this pricing supplement, with respect to the Bullish Buffered Enhanced Return Notes dated
                           November 12, 2008.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated November 12, 2008.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $4,331,000
Underwriting discounts and commission.................................................     0.10%            $4,331
Proceeds to Royal Bank................................................................     99.90%           $4,326,669


The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is 100%. RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $1.00 per $1,000 principal amount note and used a portion of that commission to allow selling concessions to other dealers of $1.00 per $1,000 principal amount note. The price of the notes also included a profit of $4.00 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, was $5.00 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated November 12, 2008, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated November 12, 2008:
http://www.sec.gov/Archives/edgar/data/1000275/000121465908002450/
a111180424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The levels of the Underlying Index used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial Index Level and Final Index Level (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 20%, a Leverage Factor of 200% and a Maximum Redemption Amount of 11% and that no market disruption event has occurred.


Example 1--    Calculation of the payment at maturity where the Underlying Index is greater than its Initial Index Level but less than the Maximum
               Redemption Amount.
               Percentage Change:       5%
               Payment at Maturity:     $1,000 + ($1,000 x 5% x 200%) = $1,000 +
                                        $100 = $1,100
               On a $1,000 investment, a 5% percentage change results in a payment at maturity of $1,100, a 10% return on the Notes.



Example 2--    Calculation of the payment at maturity where the Underlying Index is greater than its Initial Index Level and greater than the
               Maximum Redemption Amount.
               Percentage Change:       15%
               Payment at Maturity:     $1,000 + ($1,000 x 15% x 200%) = $1,000
                                        + $300 = $1,300; but the Maximum
                                        Redemption Amount is $1,100
               On a $1,000 investment, a 15% percentage change results in a payment at maturity of $1,100, a 11% return on the Notes.



Example 3--    Calculation of the payment at maturity where the Underlying Index is less than or equal its Initial Index Level but not less than the Buffer Percentage.
               Percentage Change:       -10%
               Payment at Maturity:     $1,000 + ($1,000 x -10%) = $1,000 - $100
                                        = $900; but because, at maturity, the
                                        Final Index Level is less than the
                                        Initial Index Level BUT not less than
                                        the Buffer Percentage , the Payment at
                                        maturity will equal the Principal Amount
               On a $1,000 investment, a -10% percentage change results in a payment at maturity of $1,000, a 0% return on the Notes.



Example 4--    Calculation of the payment at maturity where the Underlying Index is less than the Buffer Percentage .
               Percentage Change:       -25%
               Payment at Maturity:     $1,000 + [($1,000 x (-25% + 20%)) x
                                        1.25%] = $1,000 - $62.50 = $937.50
               On a $1,000 investment, a -25% percentage change results in a payment at maturity of $937.50, a -6.25% return on the Notes.

                   Information Regarding the Underlying Index

Please refer to the description of the S&P 500(R) Index description beginning on page PS-34 of the product prospectus supplement dated November 12, 2008 for a full description of the Index.

Historical Information

The graph below sets forth the historical performance of the Index. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing level of the Index. The information provided in this table is for the four calendar quarters of 2005, 2006, 2007, the first, second and third quarter of 2008, as well as for the period from October 1, 2008 through December 23, 2008.

We obtained the information regarding the historical performance of the Index in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in any return in addition to your initial investment.

                            S&P 500 (Operating Basis)
                                   ('99 -'08)
                                 [CHART OMITTED]



                                                                                                 Period-End
                                              High Intra-Day           Low Intra-Day          Closing Level of
  Period-Start           Period-End            Level of the            Level of the             the Reference
       Date                 Date              Reference Asset         Reference Asset               Asset
       ----                 ----              ---------------         ---------------               -----
     1/1/2005             3/31/2005               1229.11                 1163.69                  1180.59
     4/1/2005             6/30/2005               1219.59                 1136.15                  1191.33
     7/1/2005             9/30/2005               1245.86                 1183.55                  1228.81
    10/1/2005            12/30/2005               1275.8                  1168.2                   1248.29

     1/1/2006             3/31/2006               1310.88                 1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                  1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28                 1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81                 1327.1                   1418.3

     1/1/2007             3/31/2007               1461.57                 1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56                 1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                  1370.6                   1526.75
    10/1/2007            12/31/2007               1576.09                 1406.1                   1468.36

     1/1/2008             3/31/2008               1471.77                 1256.98                  1322.7
     4/1/2008             6/30/2008               1440.24                 1272.00                  1280.00
     7/1/2008             9/30/2008               1313.15                 1106.42                  1166.36
    10/1/2008            12/23/2008               1167.03                  741.02                   863.16


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about December 29, 2008, which is the third business day following the pricing date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                   $4,331,000

                                   [RBC LOGO]


                              Royal Bank of Canada

                     Buffered Bullish Enhanced Return Notes

                 Linked to the S&P 500(R) Index, due July 17, 2009





                                December 23, 2008